Exhibit 99.1

Golden Star Supports the Return of Giants of Africa to Ghana

TORONTO, Oct. 12, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it is supporting the return of Giants of Africa to Ghana, as part of the Company's commitment to industry-leading corporate social responsibility ("CSR").

Giants of Africa is a not-for-profit, Africa-focused youth organization, founded by the President of the Toronto Raptors basketball team, Masai Ujiri. The organization's objective is to create opportunities for African youth through the game of basketball. During Giants of Africa's 15 year history, it has held numerous camps across the continent, providing coaching, sports clothing and training equipment to hundreds of African young people.

In 2015 and 2016 Giants of Africa hosted basketball camps in Ghana's capital, Accra, but the 2018 program will be hosted in the Western region for the first time, close to Golden Star's Prestea Complex. Golden Star has sponsored the construction of a multi-purpose sports and recreational centre to host the camp and for use thereafter by the Prestea community.

The camp begins today and runs until October 14, 2018 and is being attended by 54 of Ghana's most accomplished young basketball players, aged 18 and under. The players have been selected from across Ghana and in addition to basketball coaching, they will receive mentorship in life skills, such as leadership and self-discipline.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Promoting the advancement of African young people is at the heart of our CSR objectives so supporting the work of Giants of Africa was a clear choice for Golden Star. We have long realized the importance of partnerships, having worked hand in hand with the Government of Ghana and other international development agencies in the past to bring sustainable benefits to our host communities. We are excited to welcome Giants of Africa to the Prestea area and to encourage Ghana's youth to "dream big" and achieve their goals."

For more information about Golden Star's commitment to being a responsible corporate citizen and to view photographs of the new sports centre, please visit www.gsr.com/responsibility. Photographs of the Giants of Africa camp at Prestea will be available during the coming weeks.

For more information about Giants of Africa, please visit http://giantsofafrica.org/.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2018/12/c8700.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 12-OCT-18